1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 9, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/08/09:	The Company announced consolidated financial statements for the six months ended June 30, 2024 approved by the Board of Directors

99.2	Announcement on 2024/08/09:	Board of Directors approved the issuance of unsecured corporate bond

99.3	Announcement on 2024/08/09:	New appointment of Senior Executive Vice President and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2024

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

The Company announced consolidated financial statements for the six months ended June 30, 2024 approved by the Board of Directors

Date of events: 2024/08/09

Contents:

1.
Date of submission to the board of directors or approval by the board of directors: 2024/08/09
2.
Date of approval by the audit committee: 2024/08/07
3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2024/01/01~2024/06/30
4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 109,059,204
5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 41,318,771
6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 23,851,714
7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 24,334,465
8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 19,715,388
9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 19,211,286
10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 2.48
11.
Total assets end of the period (thousand NTD): 536,436,240
12.
Total liabilities end of the period (thousand NTD): 159,143,857
13.
Equity attributable to owners of parent end of the period (thousand NTD): 365,040,486
14.
Any other matters that need to be specified: None

EXHIBIT 99.2

Board of Directors approved the issuance of unsecured corporate bond

Date of events: 2024/08/09

Contents:

1.
Date of the board of directors resolution: 2024/08/09
2.
Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]: Chunghwa Telecom Co., Ltd. unsecured corporate bonds
3.
Whether to adopt shelf registration (Yes/No): No
4.
Total amount issued: Not to exceed NT$10,000,000,000, and could be issued at a time or separately
5.
Face value per bond: Decided by Chairman or his appointed substitute
6.
Issue price: At par
7.
Issuance period: To be decided based on market condition, no longer than 10 years
8.
Coupon rate: Fixed coupon rate to be determined at pricing
9.
Types, names, monetary values and stipulations of collaterals: None
10.
Use of the funds raised by the offering and utilization plan: Investment for environmental protection or social development projects; working capital replenishment; debt repayment; business expansion.
11.
Underwriting method: Public offering through underwriting
12.
Trustees of the corporate bonds: Decided by Chairman or his appointed substitute
13.
Underwriter or agent: Decided by Chairman or his appointed substitute
14.
Guarantor(s) for the issuance: None
15.
Agent for payment of the principal and interest: Decided by Chairman or his appointed substitute
16.
Certifying institution: N/A
17.
Where convertible into shares, the rules for conversion: N/A
18.
Sell-back conditions: N/A
19.
Buyback conditions: N/A
20.
Reference date for any additional share exchange, stock swap, or subscription: N/A
21.
Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A
22.
Any other matters that need to be specified: None

EXHIBIT 99.3

New appointment of Senior Executive Vice President and Chief Financial Office

Date of events: 2024/08/09

Contents:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.) , financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): important personnel and financial officer
2.
Date of occurrence of the change: 2024/08/09
3.
Name, title, and resume of the previous position holder: Yu-Shen Chen, the Senior Executive Vice President and Chief Financial Officer, Ph.D. degree in Accounting from State University of New York at Buffalo, USA
4.
Name, title, and resume of the new position holder: Wen-Hsin Hsu, the Professor of the Department of Accounting at National Taiwan University, Ph.D. degree in Accounting and Finance from Lancaster University, UK
5.
Type of the change (please enter: “resignation”, “position adjustment”, “retirement”, “death”, “new replacement” or “dismissal”): new replacement
6.
Reason for the change: new replacement
7.
Effective date: 2024/09/01
8.
Any other matters that need to be specified: None